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SEC 1474  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
 (02-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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------                                              --------------------------
FORM 4                                                     OMB APPROVAL
------                                              --------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires:  January 31, 2005
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
LIBERTY MEDIA CORPORATION                      On Command Corporation (ONCO)                    to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
12300 LIBERTY BLVD.                               Person, if an entity      04/2002             ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
ENGLEWOOD, CO 80112                                84-1288730                Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  04/01/2002      J             (1)     (1)       (1)      19,404,365            I(1)      By majority
                                                                                                                       owned
                                                                                                                       subsidiary(1)
------------------------------------------------------------------------------------------------------------------------------------
Series B Preferred Stock      04/01/2002      J             (1)     (1)       (1)          15,000            I(1)      By majority
                                                                                                                       owned
                                                                                                                       subsidiary(1)
------------------------------------------------------------------------------------------------------------------------------------
Series C Preferred Stock      04/01/2002      J             (1)     (1)       (1)          10,000            I(1)      By majority
                                                                                                                       owned
                                                                                                                       subsidiary(1)
------------------------------------------------------------------------------------------------------------------------------------

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

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-                Amount or
                                                    -------------------------- Exer-   tion       Title       Number of
                                                    Code  V     (A)     (D)    cisable Date                   Shares
------------------------------------------------------------------------------------------------------------------------------------
Series A Warrants            $15.27/sh  4/1/2002     J           (1)    (1)  Immed.     10/7/2003 Common Stock  1,123,792    (1)
------------------------------------------------------------------------------------------------------------------------------------
Series D Preferred Stock     $7.55/sh   4/1/2002     J           (1)    (1)  12/31/2002 6/30/2011 Common Stock  7,947,018    (1)
                                                                                          (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Series B Warrants            $15.27/sh  N/A          N/A         N/A    N/A  Immed.     10/7/2003 Common Stock  40            N/A
------------------------------------------------------------------------------------------------------------------------------------

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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
1,123,792(1)                  I                    By majority
                                                   owned subsidiary
                                                   (1)
-------------------------------------------------------------------------------------------------------
60,000(1)                     I                    By majority
                                                   owned subsidiary
                                                   (1)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
40(3)                         I                    By wholly owned
                                                   subsidiary
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:

SEE ATTACHED PAGE FOR FOOTNOTES.


                                 /s/ Elizabeth M. Markowski        May 9, 2002
                               -------------------------------   --------------
                               **Signature of Reporting Person         Date
                               Name: Elizabeth M. Markowski
                               Title: Senior Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

       *  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

      **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed. If space is insufficient,
          See Instruction 6 for procedure.

                              ATTACHMENT TO FORM 4


Name and Address of Reporting Person:              LIBERTY MEDIA CORPORATION
                                                   12300 Liberty Boulevard
                                                   Englewood, Colorado 80112

Issuer Name and Ticker or Trading Symbol:          On Command Corporation
                                                   (ONCO)

Statement for Month/Year:                          04/2002

Explanation of Responses:

(1) The Reporting Person is filing this Form 4 because of the change in its indirect ownership of the securities covered hereby (other than 125 shares of Common Stock and the Series B Warrants, which are owned by a wholly owned subsidiary of the Reporting Person) as a result of the transfer of Ascent Entertainment Group, Inc., a wholly-owned subsidiary of the Reporting Person and direct owner of such securities ("Ascent"), to a non-wholly-owned subsidiary of the Reporting Person. This transaction may be deemed to constitute a reduction in the Reporting Person's indirect pecuniary interest in such shares. On April 1, 2002, pursuant to a Purchase Agreement dated as of August 16, 2001, as amended, by and among Liberty Satellite & Technology, Inc. ("LSAT"), the Reporting Person, only for certain limited purposes, and another entity, all of the shares of Ascent were transferred by the Reporting Person to LSAT. Following this transaction, the Reporting Person is the owner of 84.1% of the outstanding common stock of LSAT and 100% of LSAT's outstanding preferred stock, including both convertible and nonconvertible preferred stock with an aggregate stated value of $300 million.

(2) The Issuer is required to redeem all outstanding shares of Series D Preferred Stock on June 30, 2011. At any time prior to that time and on or after December 31, 2002, each share of Series D Preferred Stock, with a stated value per share of $1,000, may be converted into 132.4503 fully paid and non-assessable shares of Common Stock.

(3) Due to a clerical error, the Reporting Person had previously reported owning 39 Series B Warrants.


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